WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

December 9, 2007

Mr. Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0408

Re:	Sputnik, Inc.
Schedule 14C
Amendment No. 2.
File No. 0-52366

Dear Mr. Crispino:

On behalf of Sputnik, Inc., attached Amendment No. 2 to the above information statement.

The transaction has been restructured to eliminate a spin-off in response to the staff’s concerns. As such, the provisions of Staff Legal Bulletin 4 are not applicable to the Proposals in the amended Schedule 14C.

We note the Schedule now contains:

A complete description of the terms and conditions of the sale of stock of Laika to AstroChimp, an affiliate An extensive discussion of why other alternatives were considered and rejected.

An extensive review of Nevada law concerning related party transactions demonstrating that the current transaction as proposed fully complies with all applicable provisions of Nevada law.

We believe that we have adequately addressed all concerns and comments.

Management of Sputnik has requested that, on behalf of the shareholders of Sputnik who management is trying to protect through the Proposals, we transmit a plea that the staff please review this filing as quickly as possible so that management has the opportunity to implement its business plan before the company has to cease operations.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.